UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.: 1

Name of Issuer:  Davel Communications Group, Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  238-338-107

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

Sven B. Karlen, Jr., Grandview Partners, L.P., Two International
       Place, 24th Floor, Boston, MA  02110 (617) 856-8877

     (Date of Event which Requires Filing of this Statement)

                         March 16, 1998

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 238-338-107

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Sven B. Karlen, Jr.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         USA

Number of Shares Beneficially Owned by Each Reporting Person with:

7.  Sole Voting Power:



8.  Shared Voting Power:

         40,000

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         40,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         40,000

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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

13. Percent of Class Represented by Amount in Row (11)

         .7%

14. Type of Reporting Person

         IN














































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

CUSIP No. 238-338-107

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Grandview Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         New York

Number of Shares Beneficially Owned by Each Reporting Person with:

7.  Sole Voting Power:



8.  Shared Voting Power:

         40,000

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         40,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         40,000

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         .7%

14. Type of Reporting Person

         PN














































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

         The purpose of this Amendment No. 1 to the previously filed Schedule 13D is to report that Grandview Partners, L.P. (the "Partnership") and Sven B. Karlen, Jr. (together, the "Reporting Persons") are no longer greater than five percent beneficial owners in the common stock (the "Shares") of Davel Communications Group, Inc. (the "Issuer").

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         This statement is being filed on behalf of the Partnership and Mr. Karlen. Mr. Karlen is the sole general partner of the Partnership, is the sole managing general partner of Svenvest Partners, L.P. and exercises investment discretion over a managed account. The address of the Partnership and Mr. Karlen is Two International Place, 24th Floor, Boston, Massachusetts, 02110.

         Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding. Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Mr. Karlen is a citizen of the United States of America.
         Grandview Partners, L.P. is a New York limited partnership.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, the Partnership owns and Mr. Karlen is deemed to beneficially own 40,000 Shares. All of the Shares were purchased in open market transactions for an aggregate purchase price of $211,500. The funds for the purchase of the Shares held by the Partnership have come from the working capital of the Partnership. No funds were borrowed to purchase any of the Shares.






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

Item 4.  Purpose of Transaction

         No change.

Item 5.  Interest in Securities of the Issuer

         As of the date hereof, the Partnership owns 40,000 Shares. Based on the Issuer's filing on Form 10-Q on August 14, 1998, as of August 13, 1998 there were 5,772,209 Shares outstanding. Therefore, the Partnership owns and Mr. Karlen is deemed to beneficially own 0.7% of the outstanding Shares. The Reporting Persons have the shared power to vote, direct the vote, dispose of or direct the disposition of all the Shares that they are deemed to beneficially own.
         All transactions in the Shares effected by the Reporting Persons since the last filing on Schedule 13D were effected in open-market transactions and are set forth in Exhibit B hereto.

         As of March 16, 1998, the Reporting Persons were no longer greater than five percent beneficial owners of the Shares. The Reporting Persons inadvertently did not file prior amendments to Schedule 13D. The transactions effected since the last Schedule 13D filing are listed herein as Exhibit B.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         No change.

Item 7.  Material to be Filed as Exhibits

         1. An agreement relating to the filing of a joint statement as required by Rule 13D-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

         2. Attached hereto as Exhibit B is a description of the transactions in the Shares that were effected by the Reporting Person from August 23, 1995, but were inadvertently unreported through the date of this filing.








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

         Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             GRANDVIEW PARTNERS, L.P.

                             By: /s/ Sven B. Karlen, Jr.
                                  Sven B. Karlen, Jr.
                                  General Partner


                             /s/ Sven B. Karlen, Jr.
                             Sven B. Karlen, Jr.
November 19, 1998





































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00188001.AF9

                            Exhibit A

                            AGREEMENT


         The undersigned agree that this Schedule 13D dated

November 19, 1998 relating to the Common Stock of Davel

Communications Group, Inc. shall be filed on behalf of the

undersigned.

                             GRANDVIEW PARTNERS, L.P.

                             By: /s/ Sven B. Karlen, Jr.
                                  Sven B. Karlen, Jr.
                                  General Partner


                             /s/ Sven B. Karlen, Jr.
                             Sven B. Karlen, Jr.































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00188001.AF9

                            EXHIBIT B

                    SCHEDULE OF TRANSACTIONS

                                       Price Per Share
                                         (Excluding
Date              Shares Acquired        Commission)
____                  (Sold)


8/23/95                 3,000             $14.000

8/31/95                   500              14.000

12/19/95                4,000              12.8750

12/19/95              (4,000)              12.750

12/27/95             (15,000)              12.250

12/27/95             (12,000)              12.250

12/27/95               27,000              12.275

12/29/95                1,000              13.500

2/1/96                  5,000              13.9443

2/2/96                 15,000              13.1411

2/2/96               (15,000)              13.1411

2/5/96                  2,000              13.9914

2/6/96                  1,000              14.0123

3/26/96                 1,000              13.500

3/29/96                 1,000              13.2500

4/15/96              (50,000)              13.1250

4/17/96                 2,000              14.500

5/24/96                 2,000              18.7500

6/3/96                  5,000              18.500

7/8/96               (30,000)              19.7500




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00188001.AF9

                    SCHEDULE OF TRANSACTIONS

                                       Price Per Share
                                         (Excluding
Date              Shares Acquired        Commission)
____                  (Sold)

9/23/96                 5,000             $15.7104

9/23/96                10,000              15.500

9/30/96                 6,000              16.875

9/30/96                 1,000              16.875

10/1/96                 3,000              17.000

10/2/96                 3,000              17.000

10/2/96                   700              17.000

10/3/96                 3,000              17.000

10/3/96                   800              17.000

10/4/96                   500              17.000

10/7/96                 (800)              17.000

10/8/96                   500              17.500

10/8/96                 1,300              17.500

10/31/96                1,000              18.250

12/18/96                1,000              18.8530

12/24/96              (5,000)              17.500

12/31/96                1,000              18.25

1/31/97                 1,000              18.000

3/14/97              (14,000)              15.750

3/31/97                 1,000              18.000

6/3/97                  2,000              15.375

6/5/97                  1,000              15.75



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00188001.AF9

                    SCHEDULE OF TRANSACTIONS

                                       Price Per Share
                                         (Excluding
Date              Shares Acquired        Commission)
____                  (Sold)


6/30/97                10,000             $17.8688

8/13/97                 2,000              19.0185

9/10/97                 2,500              20.4348

9/12/97                 2,400              20.2830

9/18/97                 4,100              20.7810

12/16/97              (6,500)              25.3997

12/31/97                2,000              25.500

3/5/98                (6,000)              26.500

3/5/98               (24,000)              26.500

3/5/98                (8,000)              26.9435

3/6/98                (8,000)              27.9380

3/8/98                (4,000)              25.0501

3/13/98              (11,500)              24.7889

3/14/98               (2,000)              24.6622

3/17/98               (8,000)              27.500

4/8/98               (14,000)              25.375

5/14/98              (10,000)              27.500

6/11/98               (1,500)              27.625

8/11/98               (2,500)              20.000

8/12/98               (2,500)              20.125





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


                    SCHEDULE OF TRANSACTIONS

                                       Price Per Share
                                         (Excluding
Date              Shares Acquired        Commission)
____                  (Sold)


10/14/98              (9,000)             $10.75

10/16/98             (32,000)              10.625

10/23/98              (5,000)              10.8125

10/27/98             (50,000)              10.8813

10/28/98             (23,500)              10.9734



































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00188001.AF9